Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

AIR GLOBAL PLC

Incorporated and registered in Jersey

(Company Registration No. 162485)

(the "Company")

Circular relating to an Extraordinary General Meeting to consider, and if thought fit, pass the Resolutions detailed herein (“Circular”).

Notice of an Extraordinary General Meeting of AIR Global PLC to be held at 02:00 pm London time on 24 August 2026 at Sovereign Gate, 18‑20 Kew Rd, Richmond upon Thames TW9 2NA, London, United Kingdom, for the sole purpose of considering and, if thought fit, passing the resolutions set out herein in this Circular. The Extraordinary General Meeting may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.

Only shareholders of record of the Company as of the close of business on 10 July 2026 (the “Record Date”) are entitled to receive the notice of, and to vote at, the Extraordinary General Meeting. Each ordinary share of the Company, par value US$0.0001 per share (an “Ordinary Share”) entitles the holder thereof to one vote.

Voting on each resolution will be conducted on a poll. The Chair of the Extraordinary General Meeting intends to demand a poll on each resolution in accordance with the articles of association of the Company. On a poll, each Ordinary Share carries one vote and a shareholder entitled to more than one vote need not use all of those votes or cast all votes used in the same way.

The accompanying proxy card for use by shareholders should be completed and returned in accordance with the instructions printed thereon so as to be received by the Company (details for delivery below) as soon as possible and in any event not less than 48 hours before the appointed time of the Extraordinary General Meeting, or any adjournment thereof or, if applicable, before the time appointed for the taking of a poll at which the proxy proposes to vote, excluding any part of a day that is not a working day. Please note there are two options on the proxy card in respect of your proxy appointment, Option A which will mean Mary-Ann Orr (or her substitute) will be appointed as your proxy or Option B which allows you to appoint another individual as your proxy – in both cases you are required to confirm whether the proxy is appointed to vote on behalf of all or some of your Ordinary Shares of the Company.

Completion and return of the proxy card by a shareholder will not preclude him, her or it from attending and voting in person at the Extraordinary General Meeting. Attendance at the Extraordinary General Meeting does not revoke authority of a proxy to vote on the shareholder's behalf on any resolution proposed at that meeting; but the shareholder may not vote at the Extraordinary General Meeting without giving notice of revocation of the proxy's appointment to the Chairman of the Extraordinary General Meeting prior to the commencement of the meeting.

If a shareholder wishes to revoke a proxy appointment, written notice of revocation must be received by the Company via email to email address cosec@air.global before the commencement of the Extraordinary General Meeting or any adjournment thereof or the taking of the poll at which the proxy is used.

References in this Circular to the “Law” are to the Companies (Jersey) Law 1991, as amended.

Shareholders will be able to participate in the Extraordinary General Meeting through the electronic webcast of the meeting via the Internet at www.virtualshareholdermeeting.com/AIIR2026SM ("Virtual Meeting Platform") when they enter their 16‐digit control number which is indicated on your proxy card. Instructions on how to attend and participate in the Extraordinary General Meeting via the webcast are posted on Virtual Meeting Platform. Shareholders will be able to vote their shares while attending the Extraordinary General Meeting by following the instructions on the Virtual Meeting Platform.

Before the Extraordinary General Meeting, shareholders will be able to transmit their voting instructions up until 11:59 p.m. Eastern Time on 23 August 2026 via Internet by going to www.proxyvote.com. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

AIR GLOBAL PLC

Registered Office: 15 Esplanade

St. Helier, JE1 1RB, Jersey

05 August 2026

To all shareholders of the Company

Dear Shareholder

On behalf of the Company, we are pleased to invite you to the Extraordinary General Meeting to be held at 02:00 pm London time on 24 August 2026 at Sovereign Gate, 18‑20 Kew Rd, Richmond upon Thames TW9 2NA, London, United Kingdom.

Only shareholders of record of the Company as of the close of business on the Record Date are entitled to notice of, and to vote at, the Extraordinary General Meeting. Each Ordinary Share of the Company entitles the holder thereof to one vote.

The following proposals will be submitted to shareholders for approval at the Extraordinary General Meeting:

1.
To approve by ordinary resolution the repurchase by the Company of its 5,000,000 ordinary shares of US$0.0001 par value each in the capital of the Company beneficially owned by Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP, (the "Harraden Repurchase Shares") as more particularly described in this Circular (the “Harraden Share Repurchase Proposal”).
2.
To approve by ordinary resolution the terms of the prepaid share forward agreement entered into on 11 May 2026, between the Company, Cantor Equity Partners III, Inc, Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP, which govern the repurchase of the Harraden Repurchase Shares as more particularly described in this Circular (the “Harraden Share Repurchase Agreement Proposal”).
3.
To approve by ordinary resolution the off-market repurchase by the Company of its outstanding ordinary shares of US$0.0001 par value each in the capital of the Company, whether by issuer tender offer and/or privately negotiated transactions, as more particularly described in this Circular (the “Off-Market Share Repurchase Proposal”).
4.
To approve by ordinary resolution the open market repurchase by the Company of its outstanding ordinary shares of US$0.0001 par value each in the capital of the Company on a securities exchange, either with the assistance of a third party acting on behalf of the Company pursuant to Article 57A of the Law or otherwise, as more particularly described in this Circular (the “Open Market Share Repurchase Proposal”).

5.
To approve by special resolution, with immediate effect, an amendment to the Company’s amended articles of association (the “Articles”) to permit notice of general meetings to be given by drawing the attention of persons who have the right to attend the meeting to a notice on the Company’s website (the “Articles Amendment Proposal”). The Articles Amendment Proposal is proposed as a special resolution requiring the votes cast "FOR" the proposal to represent at least two-thirds of total votes cast on a poll by shareholders who, being entitled to do so, vote in person, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative at the Extraordinary General Meeting. The quorum required for the Extraordinary General Meeting is not less than two members present in person or by proxy representing at least one-third of the voting power of all of the then outstanding shares of the Company entitled to vote at an election of Directors, provided that not less than two individuals will constitute the quorum and provided further that if at any time all of the issued shares in the Company are held by one member, such quorum shall consist of the member present in person.

The Extraordinary General Meeting may transact such other business as may properly come before the meeting.

The Board of Directors of the Company (the “Board”) unanimously recommends a vote “FOR” all foregoing items of business, which are more fully described below in this Circular. We encourage you to read this Circular and the additional documentation referred to in it carefully. We hope you will agree with the recommendation of the Board by approving all of the proposals listed above.

As used in this Circular, unless otherwise indicated, references to “AIR,” the “Company,” “we,” “us,” and “our,” and similar references refer collectively to AIR Global PLC, together with its consolidated subsidiaries as a consolidated entity.

We value and thank you for your continued support and look forward to welcoming you to our Extraordinary General Meeting on 24 August 2026.

Yours faithfully

The Board

For and on behalf of

AIR GLOBAL PLC

AIR GLOBAL PLC incorporated in Jersey

(Company Registration No. 162485)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

OF THE SHAREHOLDERS OF THE COMPANY

NOTICE is hereby given that an Extraordinary General Meeting of AIR Global PLC (the “Company”) will be held at 02:00 pm London time on 24 August 2026 at Sovereign Gate, 18‑20 Kew Rd, Richmond upon Thames TW9 2NA, London, United Kingdom.

Shareholders will be able to participate in the Extraordinary General Meeting through the electronic webcast of the meeting via the Internet at www.virtualshareholdermeeting.com/AIIR2026SM ("Virtual Meeting Platform") when they enter their 16‐digit control number which is indicated on your proxy card. Instructions on how to attend and participate in the Extraordinary General Meeting via the webcast are posted on Virtual Meeting Platform. Shareholders will be able to vote their shares while attending the Extraordinary General Meeting by following the instructions on the Virtual Meeting Platform.

Before the Extraordinary General Meeting, shareholders will be able to transmit their voting instructions up until 11:59 p.m. Eastern Time on 23 August 2026 via Internet by going to www.proxyvote.com. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

The following proposals will be submitted to shareholders for approval at the Extraordinary General Meeting:

1. BY WAY OF ORDINARY RESOLUTION, to approve the repurchase by the Company of 5,000,000 ordinary shares of US$0.0001 par value each in the capital of the Company beneficially owned by Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP (the "Harraden Repurchase Shares"), as more particularly described in this Circular (the “Harraden Share Repurchase Proposal”).

2. BY WAY OF ORDINARY RESOLUTION, to approve the terms of the prepaid share forward agreement entered into on 11 May 2026, between the Company, Cantor Equity Partners III, Inc, Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP, which govern the repurchase of the Harraden Repurchase Shares as more particularly described in this Circular (the “Harraden Share Repurchase Agreement Proposal”).

3. BY WAY OF ORDINARY RESOLUTION, to approve the off-market repurchase by the Company of its outstanding ordinary shares of US$0.0001 par value each in the capital of the Company (the "Ordinary Shares"), whether by issuer tender offer and/or privately negotiated transactions, as more particularly described in this Circular (the “Off-Market Share Repurchase Proposal”).

4. BY WAY OF ORDINARY RESOLUTION, to approve the open market repurchase by the Company of its outstanding Ordinary Shares on a securities exchange, either with the assistance of a third party acting on behalf of the Company pursuant to Article 57A of the Companies (Jersey) Law 1991, as amended, or otherwise, as more particularly described in this Circular (the “Open Market Share Repurchase Proposal”).

5. BY WAY OF SPECIAL RESOLUTION, to approve, with immediate effect, the amendment to the Company’s amended articles of association (the “Articles”) to permit notice of general meetings to be given by drawing the attention of persons who have the right to attend the meeting to a notice on the Company's website (the “Articles Amendment Proposal”).

The Extraordinary General Meeting may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.

The accompanying proxy card for use by shareholders should be completed and returned in accordance with the instructions printed thereon so as to be received by the Company (details for delivery below) as soon as possible and in any event not less than 48 hours before the appointed time of the Extraordinary General Meeting, or any adjournment thereof or, if applicable, before the time appointed for the taking of a poll at which the proxy proposes to vote, excluding any part of a day that is not a working day. Please note there are two options on the proxy card in respect of your proxy appointment, Option A which will mean Mary-Ann Orr (or her substitute) will be appointed as your proxy or Option B which allows you to appoint another individual as your proxy – in both cases you are required to confirm whether the proxy is appointed to vote on behalf of all or some of your Ordinary Shares of the Company.

Completion and return of the proxy card by a shareholder will not preclude him, her or it from attending and voting in person at the Extraordinary General Meeting. Attendance at the Extraordinary General Meeting does not revoke authority of a proxy to vote on the shareholder's behalf on any resolution proposed at that meeting; but the shareholder may not vote at the Extraordinary General Meeting without giving notice of revocation of the proxy's appointment to the Chairman of the Extraordinary General Meeting prior to the commencement of the meeting.

If a shareholder wishes to revoke a proxy appointment, written notice of revocation must be received by the Company via email to email address cosec@air.global before the commencement of the Extraordinary General Meeting or any adjournment thereof or the taking of the poll at which the proxy is used.

A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company. Where a shareholder appoints more than one proxy, each appointment must specify the number and, if applicable, class of shares to which it relates.

Voting on each resolution will be conducted on a poll. The Chair of the Extraordinary General Meeting intends to demand a poll on each resolution in accordance with the Articles. On a poll, each Ordinary Share carries one vote and a shareholder entitled to more than one vote need not use all of those votes or cast all votes used in the same way.

Instructions for accessing the Virtual Meeting Platform

Shareholders entitled to attend and vote at the Extraordinary General Meeting will be given the opportunity to remotely attend, hear the proceedings, communicate with the meeting, submit questions and vote at the Extraordinary General Meeting via the Virtual Meeting Platform.

Shareholders will be able to participate in the Extraordinary General Meeting through the electronic webcast of the meeting via the Internet at

www.virtualshareholdermeeting.com/AIIR2026SM ("Virtual Meeting Platform") when they enter their 16‐digit control number which is indicated on your proxy card. Instructions on how to attend and participate in the Extraordinary General Meeting via the webcast are posted on Virtual Meeting Platform. Shareholders will be able to vote their shares while attending the Extraordinary General Meeting by following the instructions on the Virtual Meeting Platform.

To attend remotely, hear the proceedings, communicate with the meeting, submit questions and/or vote at the Extraordinary General Meeting using this method, please go to the Virtual Meeting Platform.

Access to the Extraordinary General Meeting via the Virtual Meeting Platform will be available from 02:00 pm London time on 24 August 2026, as further detailed below.

The Chair of the Extraordinary General Meeting intends to demand a poll on each resolution in accordance with the Articles.

Although access to the Extraordinary General Meeting will be available from 02:00 pm London time on 24 August 2026, voting functionality via the Virtual Meeting Platform will not be enabled until the Chair of the Extraordinary General Meeting declares the relevant poll open.

Shareholders will be permitted to submit questions (via the Virtual Meeting Platform) during the course of the Extraordinary General Meeting. Questions will be moderated before being put to the Chair of the Extraordinary General Meeting to avoid repetition and ensure that the questions relate to the formal business of the Extraordinary General Meeting. Where a number of similar questions have been asked, these will be grouped accordingly. The Chair of the Extraordinary General Meeting will ensure that all such questions and/or any objections relating to the formal business of the Extraordinary General Meeting are addressed during the relevant meeting, but no such answer need be given if (a) to do so would interfere unduly with the preparation for the Extraordinary General Meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; (c) no response is required to be provided under the Law; or (d) in circumstances where the provision of a response would, at the Chair’s discretion, otherwise be undesirable in the interests of the Company or the good order of Extraordinary General Meeting.

If attending the Extraordinary General Meeting via the Virtual Meeting Platform, Shareholders must ensure they are connected to the internet at all times during the Extraordinary General Meeting in order to submit questions and vote when the Chair commences polling. Therefore, it is the responsibility of the shareholders to ensure connectivity for the duration of the Extraordinary General Meeting via their relevant wireless or other internet connection.

In case of any technical issues with the Virtual Meeting Platform shareholders may once they have entered the Virtual Meeting Platform for the Extraordinary General Meeting raise a question using the chat function.

Instructions for submitting votes via Internet

Before the Extraordinary General Meeting, shareholders will be able to transmit their voting instructions up until 11:59 p.m. Eastern Time on 23 August 2026 via Internet by going to www.proxyvote.com. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

PROPOSAL NO. 1

HARRADEN SHARE REPURCHASE PROPOSAL

General

The Harraden Share Repurchase Proposal, if approved, will sanction the purchase by the Company of 5,000,000 ordinary shares of US$0.0001 par value each in the capital of the Company beneficially owned by Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP (the “Harraden Repurchase Shares”).

The Harraden Repurchase Shares were originally subject to the prepaid share forward agreement entered into by the Company, Cantor Equity Partners III, Inc., Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP dated 11 May 2026 (the “FPA”).

The repurchase will be effected pursuant to Article 57(3A) of the Law, at a price of US$10.49 per Harraden Repurchase Share, representing an aggregate purchase price of US$52,450,000. The purpose of the Harraden Share Repurchase Proposal is to satisfy Article 57(2) of the Law by obtaining shareholder sanction for the purchase of the Harraden Repurchase Shares.

Vote Required

Proposal 1 will be approved as an ordinary resolution if the votes cast “FOR” the proposal represent a majority of the total votes cast on a poll by shareholders who, being entitled to do so, vote in person, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. Pursuant to Article 57(3A)(b) of the Law, the Harraden Repurchase Shares do not carry the right to vote on this proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendations of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Harraden Share Repurchase Proposal. Unless revoked as provided above, proxies received by management will be voted in favour of such approval unless a contrary vote is specified.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Harraden Share Repurchase Proposal is as follows:

RESOLVED BY ORDINARY RESOLUTION THAT:

for the purposes of Article 57(2) of the Companies (Jersey) Law 1991, as amended, the purchase by the Company of 5,000,000 ordinary shares of US$0.0001 par value each in the capital of the Company and beneficially owned by Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP (the "Harraden Repurchase Shares") be and is hereby sanctioned and approved

(the “Harraden Share Repurchase Proposal”).

PROPOSAL NO. 2

HARRADEN SHARE REPURCHASE AGREEMENT PROPOSAL

General

The Harraden Share Repurchase Agreement Proposal, if approved, will approve the terms of the FPA relating to the purchase by the Company of the Harraden Repurchase Shares at a price of US$10.49 per Harraden Repurchase Share. The terms of the Harraden Share Repurchase are included within the FPA. The purpose of the Harraden Share Repurchase Agreement Proposal is to satisfy the requirements of Article 57(3A)(a) of the Law by obtaining shareholder approval of the relevant terms of the FPA in advance of the Harraden Share Repurchase.

Vote Required

Proposal 2 will be approved as an ordinary resolution if the votes cast “FOR” the proposal represent a majority of the total votes cast on a poll by shareholders who, being entitled to do so, vote in person, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. Pursuant to Article 57(3A)(b) of the Law, the Harraden Repurchase Shares do not carry the right to vote on this proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendations of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Harraden Share Repurchase Agreement Proposal. Unless revoked as provided above, proxies received by management will be voted in favour of such approval unless a contrary vote is specified.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Harraden Share Repurchase Agreement Proposal is as follows

RESOLVED BY ORDINARY RESOLUTION THAT:

for the purposes of Article 57(3A)(a) of the Companies (Jersey) Law 1991, as amended, the terms of the prepaid share forward agreement entered into on 11 May 2026, between the Company, Cantor Equity Partners III, Inc, Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP (the "Harraden Repurchase Shares") which govern the purchase by the Company of the Harraden Repurchase Shares at a price of US$10.49 per each Harraden Repurchase Share, as circulated to the shareholders as part of the notice and/or shareholder circular in connection with this meeting, be and is hereby approved

(the “Harraden Share Repurchase Agreement Proposal”).

PROPOSAL NO. 3

OFF-MARKET SHARE REPURCHASE PROPOSAL

General

The Off-Market Share Repurchase Proposal, if approved, will generally authorise the Company to make purchases of Ordinary Shares other than on a securities exchange, including via issuer tender offer and/or via privately negotiated transactions.

The purpose of the Off-Market Share Repurchase Proposal is to satisfy the requirements of Article 57(2) and 57(3B)(b) of the Law by specifying the maximum number of Ordinary Shares that may be purchased, the minimum and maximum price parameters and the expiry date for the authority. If approved, the Off-Market Share Repurchase Proposal would provide flexibility to the directors of the Company, as they deem appropriate in accordance with the best interests of the Company and their fiduciary duties owed to the Company and its shareholders, to approve liability management transactions by the Company involving acquisitions of its outstanding shares other than on a securities exchange, subject to the Law, applicable market rules, liquidity requirements and other relevant factors. This will grant the Directors sufficient flexibility for timely actions at the appropriate time necessary to efficiently manage the capital of the Company.

Vote Required

Proposal 3 will be approved as an ordinary resolution if the votes cast “FOR” the proposal represent a majority of the total votes cast on a poll by shareholders who, being entitled to do so, vote in person, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendations of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Off-Market Share Repurchase. Unless revoked as provided above, proxies received by management will be voted in favour of such approval unless a contrary vote is specified.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Off-Market Share Repurchase is as follows:

RESOLVED BY ORDINARY RESOLUTION THAT:

for the purposes of Articles 57(2) and 57(3B)(b) of the Law, the Company be generally and unconditionally authorised to make purchases of ordinary shares of US$0.0001 par value each in the capital of the Company ("Ordinary Shares") other than on a securities exchange, via issuer tender offer and/or via privately negotiated transactions (the “Off Market Repurchase Shares”) on such terms as the directors think fit, provided that:

a)
the maximum number of Off Market Repurchase Shares which may be purchased is:
i.
up to 20 per cent of Ordinary Shares issued and outstanding (assessed after completion of the Harraden Share Repurchase) for the period from the date of the Extraordinary General Meeting held on 24 August 2026 until 31 December 2026;
ii.
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2027 for the period of 1 January 2027 to 31 December 2027;
iii.
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2028 for the period of 1 January 2028 to 31 December 2028;
iv.
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2029 for the period of 1 January 2029 to 31 December 2029;
v.
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2030 for the period of 1 January 2030 to 31 December 2030; and
vi.
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2031 for the period of 1 January 2031 to the fifth anniversary of the Extraordinary General Meeting held on 24 August 2026.
b)
the minimum price (exclusive of any expenses) which may be paid for each Off Market Repurchase Share is US$0.0001;
c)
the maximum price, exclusive of any expenses (if any) payable by the Company, which may be paid for each Off Market Repurchase Share is the higher of:
(i)
the highest independent bid for an Ordinary Share; and
(ii)
the last independent transaction price for Ordinary Shares, in each case that is quoted or reported on Nasdaq (or any other trading venue where the Ordinary Shares are admitted to trading) at the time the repurchase of the Off Market Repurchase Shares is effected, provided that if the repurchase is effected by way of an issuer tender offer, then the maximum price, exclusive of any expenses (if any) payable by the Company, which may be paid for each Off Market Repurchase Share is 30 per cent above the volume-weighted average price of Ordinary Shares on Nasdaq (or any other trading venue where the Ordinary Shares are admitted to trading) for the thirty (30) consecutive trading days ending on and including the last full trading day prior to the date on which such issuer tender offer commences, as reported by official data of such trading venue.
d)
the authority hereby conferred shall, unless previously renewed, varied or revoked by the Company, expire at 23:59 London Time on 24 August 2031 (except in relation to the purchase of Off Market Repurchase Shares, the contract for which was entered into before the expiry of this authority and which will or may be completed wholly or partly after such expiry)

(the “Off-Market Share Repurchase Proposal”).

PROPOSAL NO. 4

OPEN MARKET SHARE REPURCHASE PROPOSAL

General

The Open Market Share Repurchase Proposal, if approved, will generally and unconditionally authorize the Company to make market purchases of Ordinary Shares on a securities exchange, either with the assistance of a third party acting on behalf of the Company pursuant to Article 57A of the Law or otherwise. The purpose of the Open Market Share Repurchase Proposal is to satisfy Articles 57(2) and 57(4) of the Law by specifying the maximum number of Ordinary Shares that may be purchased, the minimum and maximum price parameters and the expiry date for the authority. If approved, the Open Market Share Repurchase Proposal would provide flexibility to the directors of the Company, as they deem appropriate in accordance with the best interests of the Company and their fiduciary duties owed to the Company and its shareholders, to approve liability management transactions by the Company involving acquisitions of its outstanding shares other than on a securities exchange, subject to the Law, applicable market rules, liquidity requirements and other relevant factors. This will grant the Directors sufficient flexibility for timely actions at the appropriate time necessary to efficiently manage the capital of the Company.

If a third party is appointed to purchase shares on behalf of the Company, the directors will be required to comply with the requirements of Article 57A of the Law, including the applicable solvency statement requirements and the requirement that the relevant contract contains a limit on the total value of shares that may be purchased.

Vote Required

Proposal 4 will be approved as an ordinary resolution if the votes cast “FOR” the proposal represent a majority of the total votes cast on a poll by shareholders who, being entitled to do so, vote in person, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendations of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Open Market Share Repurchase Proposal. Unless revoked as provided above, proxies received by management will be voted in favour of such approval unless a contrary vote is specified.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Open Market Share Repurchase Proposal is as follows:

RESOLVED BY ORDINARY RESOLUTION THAT:

for the purposes of Articles 57(2) and 57(4) of the Law, the Company be generally and unconditionally authorised to make market purchases of Ordinary Shares on a securities exchange, either with the assistance of a third party acting on behalf of the Company pursuant to Article 57A of the Law or otherwise (the “Open Market Repurchase Shares”) on such terms as the directors think fit, provided that:

a)
the maximum number of Open Market Repurchase Shares which may be purchased is:
(i)
up to 20 per cent of Ordinary Shares issued and outstanding (assessed after completion of the Harraden Share Repurchase) for the period from the date of the Extraordinary General Meeting held on 24 August 2026 until 31 December 2026;
(ii)
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2027 for the period of 1 January 2027 to 31 December 2027;
(iii)
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2028 for the period of 1 January 2028 to 31 December 2028;
(iv)
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2029 for the period of 1 January 2029 to 31 December 2029;
(v)
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2030 for the period of 1 January 2030 to 31 December 2030; and
(vi)
up to 20 per cent of Ordinary Shares issued and outstanding on 1 January 2031 for the period of 1 January 2031 to the fifth anniversary of the Extraordinary General Meeting held on 24 August 2026.
b)
the minimum price (exclusive of any expenses) which may be paid for each Open Market Repurchase Share is US$0.0001;
c)
the maximum price, exclusive of any expenses (if any) payable by the Company, which may be paid for each Open Market Repurchase Share is an amount equal to the higher of:
(i)
the highest independent bid for an Ordinary Share and
(ii)
the last independent transaction price for Ordinary Shares, in each case that is quoted or reported on Nasdaq (or any other trading venue where the Ordinary Shares are admitted to trading) at the time the repurchase of the Open Market Repurchase Shares is effected; and
d)
the authority hereby conferred shall, unless previously renewed, varied or revoked by the Company, expire at 23:59 London Time on 24 August 2031 (except in relation to the purchase of Open Market Repurchase Shares, the contract for which was entered into before the expiry of this authority and which will or may be completed wholly or partly after such expiry)

(the “Open Market Share Repurchase Proposal”).

PROPOSAL NO. 5

ARTICLES AMENDMENT PROPOSAL

General

The purpose of the Articles Amendment Proposal is to amend the Articles to permit notice of general meetings to be given by drawing the attention of persons who have the right to attend the meeting to a notice on the Company’s website rather than requiring the Company to give, mail, post or circulate the notice to its members. The Articles Amendment Proposal will apply only after it is approved and becomes effective and notice of this Extraordinary General Meeting should be given in accordance with the Articles as in effect before the Articles Amendment Proposal is approved. The proposed amendments to the Articles are provided below, with the proposed changes shown as underlined.

Vote Required

Proposal 5 will be approved as a special resolution if the votes cast “FOR” the proposal represent at least two-thirds of the total votes cast on a poll by shareholders who, being entitled to do so, vote in person, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendations of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Articles Amendment Proposal. Unless revoked as provided above, proxies received by management will be voted in favour of such approval unless a contrary vote is specified.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Articles Amendment Proposal is as follows with the relevant suggested alterations to the Articles being underlined:

RESOLVED BY SPECIAL RESOLUTION THAT:

with immediate effect, Article 77 of the Articles of Association of the Company be and is hereby replaced in its entirety with a new Article 77 as follows:

"At least fourteen Clear Days' notice shall be given of every general meeting including without limitation an annual general meeting and any general meeting called for the passing of a Special Resolution. Every notice shall specify the place, the day and the time of the meeting and in the case of special business, the general nature of such business and, in the case of an annual general meeting, shall specify the meeting as such. Notwithstanding anything to the contrary in these Articles, notice for any general meeting may, pursuant to Article 91(5) of the Law and subject to (where applicable) the rules and regulations of the Designated Stock Exchange, be given solely by drawing the attention of persons who have the right to attend the meeting to a notice on the Company's website at https://www.air.global/ (or such other website as may be determined by the Directors of the

Company from time to time) and, where the notice is so given, the Company is not required to give, mail, post or circulate the notice of any general meeting to its members in accordance with Article 92(2)(a) of the Law or otherwise."

with immediate effect, Article 180 of the Articles of Association of the Company be and is hereby replaced in its entirety with a new Article 180 as follows:

"Any notice to be given to or by any person pursuant to these Articles shall be in writing, save as provided in Articles 77, 144 and 154. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders."

(the “Articles Amendment Proposal”).

Dated this 5th day of August 2026

By Order of the Board.